SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)
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
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1.  Investment Company Act File Number:                                       Date examination completed:
                     811-4881                                                         MAY 31, 1999
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2.  State identification Number:
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  AL          N/A        AK       9904218       AZ     S0035365QUAL     AR     91M033423     CA      5057965       CO    IC9305936
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  CT        SI25881      DE         N/A         DC        EXEMPT        FL       EXEMPT      GA      56930783      HI       N/A
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  ID         46181       IL       R9840128      IN       9103541IC      IA       I26950      KS     94S0000039     KY     M33347
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  LA         60364       ME      MFR9913894     MD       SM941635       MA        N/A        MI       26539        MN     R299251
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  MS       MF9307034     MO      000001020      MT         32165        NE        N/A        NV        N/A         NH       N/A
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  NJ        EXEMPT       NM        998093       NY        S255803       NC        1336       ND       13183        OH      16782
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  OK       SE2005441     OR        960586       PA       8803053MF      RI        N/A        SC       MF8176       SD      8184
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  TN       RM991891      TX        M43019       UT       29130006       VT     7/26/93 03    VA        1654        WA     C36719
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  WV        MF17656      WI       22922003      WY         18986              PUERTO RICO                     NOT FILED
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
NORWEST ADVANTAGE FUNDS
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4. Name under which business is conducted, if different from above:

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5. Address of principal place of business (number, street, city, state, zip code):
TWO PORTLAND SQUARE, PORTLAND, ME  04101
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

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company. Accountant 3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503

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Board of Trustees of Norwest Advantage Funds
and Securities and Exchange Commission
July 2, 1999





                          INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
Norwest Advantage Funds
and
Securities and Exchange Commission:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Cash Investment Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Income Fund, Intermediate Government Income Fund, Diversified Bond Fund, Diversified Small Cap Fund, Income Fund,
Total Return Bond Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap
Opportunities Fund, International Fund, WealthBuilder II Growth Portfolio, WealthBuilder II Growth & Income Portfolio, WealthBuilder II Growth Balanced Portfolio, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, and Performa Global Growth Fund of Norwest Advantage Funds (the Funds), complied with the provisions of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 1999. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1999, with respect to agreement of security purchases and sales for the period from December 31, 1998 to May 31, 1999:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

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(2)  Confirmation  of securities  held in book entry form by  Participant  Trust
     Company, Bankers Trust Company, Morgan Stanley Trust Company, Depository Trust Company, Bank of New York, and the Federal Reserve Bank and examination of selected security position reconciliations;
(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents; and

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Norwest Advantage Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Norwest Advantage Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

                                            [KPMG LLP Computerized Signature]


July 2, 1999


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[Logo]  NORWEST BANKS                         Norwest Bank Minnesota, N.A.
                                              Norwest Center
                                              Sixth and Marquette
                                              Minneapolis, Minnesota  55479-0054
                                              612-667-7906

July 2, 1999

KPMG Peat Marwick LLP
99 High Street
Boston, MA  02110-2371



RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940.


Ladies and Gentlemen:

Norwest Bank, Minnesota, N.A., as investment manger for Cash Investment Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Limited Term Government Fund, Intermediate Government Income Fund, Diversified Bond Fund, Income Fund, Total Return Bond Fund, Limited Term Tax-Free Fund, Tax-Free Income Fund, Colorado Tax-Free Fund, Minnesota Intermediate Tax-Free Fund, Minnesota Tax-Free Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Balanced-Equity Fund, Index Fund, Income Equity Fund, ValuGrowth Stock Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, Small Company Stock Fund, Small Company Growth Fund, Small Cap Opportunities Fund, International Fund, Performa Strategic Value Bond Fund, Performa Disciplined Growth Fund, Performa Small Cap Value Fund, Performa Global Growth Fund, WealthBuilder II Growth Portfolio, WealthBuilder II Growth and Income Portfolio, and WealthBuilder II Growth Balanced Portfolio of Norwest Advantage Funds, is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments of Registered Management Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.

Norwest Bank, Minnesota, N.A. has performed an evaluation of the Norwest Advantage Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 1999. Based on this evaluation, it has been determined that the Norwest Advantage Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999, with respect to securities reflected in the investment accounts of the Norwest Advantage Funds.

Sincerely,

/s/ Carol Warner

Carol Warner, Senior Vice President
Trust Operations & Technology

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